Exhibit 21

Subsidiaries of the registrant are as follows:

State or Other Jurisdiction of Incorporation or Organization

Boise Cascade, L.L.C.	Delaware
Boise Cascade Finance Corporation	Delaware
Boise Building Solutions Manufacturing, L.L.C.	Delaware
Louisiana Timber Procurement Company, L.L.C.	Delaware
Boise Building Solutions Manufacturing Holdings Corp.	Delaware
Boise Cascade Corporation Chile S.A.	Chile
BC Chile Investment Corporation	Delaware
Compania Industrial Puerto Montt S.A.	Chile
BC Brazil Investment Corporation	Delaware
Boise Alljoist Ltd.	Canada
Boise Engineered Wood Products Limited	United Kingdom
Boise Building Solutions Distribution, L.L.C.	Delaware